SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2007

NEWS RELEASE

     BYRON GLOBAL CORP.

 2907 – 2045 Lakeshore Blvd. West, TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of     Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [ ]

Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No [ ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

(Registrant)

Date       July 5, 2007

    “ Ross McGroarty”

Ross McGroarty, Chairman,

BYRON GLOBAL CORP.

2907 - 2045 Lakeshore Blvd. W, Toronto, ON, Canada M8V 2Z6
Tel.  416-594-0528 Fax. 416- 594-6811
E-mail: byronres@sympatico.ca

TRADES:   USA OTC BB SHARES ISSUED: 26,889,998

SYMBOL: "BYRGF" SEC FILE No. 000-30194

NEWS RELEASE

Ontario Superior Court dismisses US $ 1,135,234.00 claim

Against Byron Global, with costs

Toronto Ontario, Canada, July 5, 2007 - Byron Global Corp. is pleased to announce that the Ontario Superior Court of Justice has dismissed with costs, the US$1,135,234. claim of Beach Tree Trust, Nassau, Bahamas against Byron Global Corp.

Byron Global is a fully compliant issuer and files with the SEC .

Byron, a pristine public shell company with a tax loss is currently seeking a reverse takeover candidate “RTO”.

The criteria for the RTO includes: Seasoned Management,  3-5 year average annual growth rate 30%+, little or no debt, $30mm+ annual revenue, $3mm+ annual profit, cash flow positive, $4mm+ tangible assets.

For further information please contact:

Ross McGroarty, Chairman or David L. Hynes, President at: 416-594-0528.